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                                                                     Exhibit 1.1


                                VERTICALNET, INC.

         Amendment to the Amended and Restated Articles of Incorporation

                            (Effective July 15, 2002)


         Article SEVENTH is hereby amended to read in its entirety as follows:

         SEVENTH; Capital Stock. The aggregate number of shares which the corporation shall have authority to issue is 110,000,000 shares, par value one cent ($0.01) per share, consisting of:

         (a) 100,000,000 shares of Common Stock ("Common Stock"); and

         (b) 10,000,000 shares of Preferred Stock.

         Effective immediately upon the filing of the Articles of Amendment containing this Amendment with the Pennsylvania Secretary of State, every ten
(10) outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The authorized shares of Common Stock of the Corporation shall be reduced proportionately to the number of shares set forth above in this Article SEVENTH. No fractional share shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a shareholder will be aggregated and each fractional share resulting from such aggregation shall be rounded down to the nearest whole share. In lieu of any interest in a fractional share of Common Stock to which a shareholder would otherwise be entitled as a result of the foregoing split, the Corporation shall pay a cash amount to such shareholder equal to the fair value, as determined by the Board of Directors, of such fractional share as of the effective date of the foregoing split.